                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ADVANTA CORP.
                            (NAME OF SUBJECT COMPANY)

                                  ADVANTA CORP.
                      (NAME OF FILING PERSON (THE ISSUER))

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                001-210-00794220
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ELIZABETH H. MAI, ESQUIRE
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 657-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:

                               JAY A. DUBOW, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                          1650 ARCH STREET, 22ND FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 977-2000

      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
                  $6,171,056                                $1,234.21

*Calculated solely for purposes of determining the filing fee. This amount assumes that (i) $3,237,789 in cash will be paid pursuant to this offer, and
(ii) options to purchase 238,671 shares of Class B Common Stock of the Company will be issued pursuant to this offer. The aggregate value of the options to purchase Class B Common Stock was based on the average of the high and low prices of the Company's Class B Common Stock on August 6, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable         Filing Party:    Not applicable
Form or Registration No.:    Not applicable         Date Filed:      Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

[ ]   Third party tender offer subject to Rule 14d-1

[X]   Issuer tender offer subject to Rule 13e-4

[ ]   Going private transaction subject to Rule 13e-3

[ ]   Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         The filing of this Schedule TO shall not be construed as an admission by Advanta Corp. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Act of 1934, as amended, and the rules promulgated thereunder.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Repurchase, dated August 9, 2001 (the "Offer to Repurchase") and attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Advanta Corp., a Delaware corporation (the "Company") and the address of its principal executive offices is Welsh and McKean Roads, Spring House, Pennsylvania 19477. The Company's telephone number is (215) 657-4000. The information in the Offer to Repurchase under Section 11 ("Information Concerning Advanta Corp.") and Schedule A ("Information Concerning the Directors and Executive Officers of Advanta Corp.") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to repurchase "Eligible AMIP Shares" from "eligible employees." "Eligible AMIP Shares" are shares of restricted stock granted under the Advanta Management Incentive Program (the "AMIP Program") that:

         - are attributable to an eligible employee's 2001 target bonus (the "2001 target bonus"); and

         - have a weighted average value, as calculated for purposes of determining the original number of shares granted (the "weighted average value"), that is greater than $10.625 per share.

An "eligible employee" refers to any person: (1) who holds Eligible AMIP Shares, at least some of which shares were granted before February 28, 2001; and (2) who, as of the expiration of this offer, is employed by us and has not received a notice of termination that is effective prior to the expiration of this offer. The Company is making this offer upon the terms and subject to the conditions described in the Offer to Repurchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer"). The information in the Offer to Repurchase under "Summary Term Sheet," Section 1 ("Introduction"), Section 3 ("Expiration Date"),
Section 7 ("Acceptance of Eligible AMIP Shares; Cash Payment and Issuance of New Options"), Section 9 ("Price Range of Common Stock Underlying the New Options") and Section 10 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Repurchase under Section 9 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.


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
ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Repurchase is included herein by reference. The filing person is the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Repurchase under "Summary Term Sheet," Section 1 ("Introduction"), Section 3 ("Expiration Date"), Section 5 ("Procedures for Tendering Eligible AMIP Shares"), Section 6 ("Withdrawal Rights"), Section 7 ("Acceptance of Eligible AMIP Shares; Cash Payment and Issuance of New Options"), Section 8 ("Conditions of the Offer"), Section 10 ("Source and Amount of Consideration; Terms of New Options"), Section 13 ("Status of Eligible AMIP Shares Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"),
Section 15 ("Material Federal Income Tax Consequences"), Section 16 ("Extension of Offer; Termination; Amendment") and Section 18 ("Additional Information") is incorporated herein by reference.

         (b) The information set forth in the Offer to Repurchase under "Summary Term Sheet," Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible AMIP Shares") and Schedule A ("Information Concerning the Directors and Executive Officers of Advanta Corp.") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

         (e) The information set forth in the Offer to Repurchase under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible AMIP Shares") and Schedule A ("Information Concerning the Directors and Executive Officers of Advanta Corp.") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Repurchase under Section 4 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Repurchase under Section 13 ("Status of Eligible AMIP Shares Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Repurchase under Section 4 ("Purpose of the Offer") is incorporated herein by reference.


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
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Repurchase under Section 10 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Repurchase under Section 8 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Repurchase under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible AMIP Shares") and Schedule A ("Information Concerning the Directors and Executive Officers of Advanta Corp.") is incorporated herein by reference.

         (b) The information set forth in the Offer to Repurchase under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible AMIP Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The following information is incorporated herein by reference: (i) the information set forth in the Offer to Repurchase under Section 11 ("Information Concerning Advanta Corp."), Section 16 ("Additional Information"), and Schedule A ("Information Concerning the Directors and Executive Officers of Advanta Corp."), (ii) the information set forth on pages 37 through 79 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and (iii) the information set forth on pages 3 through 20 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Repurchase under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible AMIP Shares") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.


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
ITEM 12. EXHIBITS

         (a)(1)    Offer to Repurchase, dated August 9, 2001.

         (a)(2)    Form of Letter of Transmittal.

         (a)(3)    Form of Letter to Eligible Employees Regarding the Offer.

         (a)(4)    Form of AMIP Personalized Decision Aid.

         (a)(5)    Form of AMIP Program Summary Guidelines.

         (a)(6)    Prospectus for Use with the Advanta Corp. 2000 Omnibus Stock
                   Incentive Plan.

         (a)(7) Advanta Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange
                   Commission on March 30, 2001 and incorporated herein by reference.

         (a)(8) Advanta Corp. Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2001 filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

         (b)       Not Applicable.

         (d)(1)    Advanta Corp. 2000 Omnibus Stock Incentive Plan, filed as
                   Exhibit 4(f) to the Company's Post-Effective Amendment to its
                   Registration Statement on Form S-8 (File No. 333-04469) filed with the Securities and Exchange Commission on November 11,
                   2000 and incorporated herein by reference.

         (d)(2)    Form of Option Agreement under the Advanta Corp. 2000 Omnibus
                   Stock Incentive Plan.

         (g)       Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       Advanta Corp.


August 9, 2001                   By: /s/ William A. Rosoff
                                     -----------------------------------------
                                 Name:  William A. Rosoff
                                 Title: President and Vice Chairman of the Board


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
                                INDEX TO EXHIBITS

EXHIBIT NUMBER         DESCRIPTION
--------------         -----------
(a)(1)                 Offer to Repurchase, dated August 9, 2001.

(a)(2)                 Form of Letter of Transmittal.

(a)(3)                 Form of Letter to Eligible Employees Regarding the Offer.

(a)(4)                 Form of AMIP Personalized Decision Aid.

(a)(5)                 Form of AMIP Program Summary Guidelines.

(a)(6)                 Prospectus for use with the Advanta Corp. 2000 Omnibus Stock
                       Incentive Plan.

(a)(7)                 Advanta Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange
                       Commission on March 30, 2001 and incorporated herein by
                       reference.

(a)(8)                 Advanta Corp. Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2001 filed with the Securities and
                       Exchange Commission on May 15, 2001 and incorporated herein by reference.

(b)                    Not Applicable.

(d)(1)                 Advanta Corp. 2000 Omnibus Stock Incentive Plan, filed as
                       Exhibit 4(f) to the Company's Post-Effective Amendment to its
                       Registration Statement on Form S-8 (File No. 333-04469) filed with the Securities and Exchange Commission on November 11,
                       2000 and incorporated herein by reference.

(d)(2)                 Form of Option Agreement under the Advanta Corp. 2000 Omnibus
                       Stock Incentive Plan.

(g)                    Not Applicable.


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